SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For April 04, 2006

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Notice of Commencement of Public Offering of Senior Quotas of

SABESP I CREDIT RIGHTS INVESTMENT FUND
Corporate Taxpayer’s Identification (CNPJ/MF) #07.848.894/0001 -13

Senior Quotas Public Offering Registration #CVM/SRE/RFD/2006/010, on March 17, 2006

Grantor

Senior Quotas Risk Rating
AA+ (bra)
Fitch Ratings

BANCO VOTORANTIM S.A., financial institution headquartered in the city of São Paulo, at Av. Roque Petroni Jr. 999, 16º andar, Corporate Taxpayer’s ID (CNPJ/MF) no. 59.588.111/0001 -03 (“Leading Institution” or “Votorantim” as this is the case); BB BANCO DE INVESTIMENTO S.A., financial institution headquartered in the city of Rio de Janeiro, state of Rio de Janeiro, at Rua Senador Dantas, 105, 36º andar, Corporate Taxpayer’s ID (CNPJ/MF) 24.933.830/0001 -30 (“BB BI”); and CAIXA ECONÔMICA FEDERAL, financial institution and government company headquartered and with jurisdiction in the city of Brasília, Federal District, at SBS, Quadra 4, Lote 3/4, Corporate Taxpayer’s ID (CNPJ/MF) 00.360.305/0001 -04 (“CEF”, and, jointly with the Leading Institution Leader and Banco do Brasil, (“Intermediary Institutions”), announce the commencement of public offering of five hundred (500) senior quotas issued by SABESP I CREDIT RIGHTS INVESTMENT FUND (“Fund”, “Senior Quotas” and “Offering”), managed by CAIXA ECONÔMICA FEDERAL, qualified above, (“Manager”), with issuance unit value of five hundred thousand reais (R$ 500,000.00) (“Issuance Unit Value”), amounting to:

R$ 250,000,000. 00

Senior Quotas Risk Rating: Fitch Ratings: AA+(bra)

The Fund shall issue a single tranche of Senior Quotas, subject-matter of this Offering, and twenty-six (26) subordinated quotas (the “Subordinated Quotas” and jointly with the Senior Quotas, (“Quotas”), which shall be subscribed and fully paid-up exclusively by Companhia de Saneamento Básico do Estado de São Paulo – Sabesp (“Grantor”), a Publicly-held Company, Corporate Taxpayer’s ID (CNPJ) 43.776.517/0001 -80, headquartered in the city and state of São Paulo, at Rua Costa Carvalho, 300, cep 05429-900.

The purpose of the Fund is to provide its Quotaholders, observed the investment policy, portfolio composition and diversification defined in the Chapter Six of the Regulations, with appreciation of its Quotas through the Fund’s acquisition of (I) the Credit Rights of the segment of sanitation services rendered by the Grantor, on a definitive basis, together with all the rights, privileges, preferences, attributions and actions ensured to the titleholder of such Credit Rights, everything in accordance with the Assignment Agreement; and (ii) the Financial Assets.

The Fund was established as a closed collective investment and its duration is of sixty (60) months, as from the Quotas Issuance Date (“Duration Period”), observing the provisions of the Regulations, which was recorded at the 2nd Notary Public of Deeds and Documents of the city of Brasília, Federal District, on February 9, 2006, under #614018 and amendments consolidated in March 20, 2006 under #616779. The Fund is governed by the provisions of its Regulations, by Instruction 356/2001, as amended by Instruction 393/2003, both of the Brazilian Securities Exchange Commission – CVM (“CVM Instruction 356” and “CVM”) and other legal and regulatory applicable provisions.
The Fund and the distribution of its Senior Quotas were registered with CVM on March 17, 2006 under #CVM/SRE/RFD/2006/010

“CVM does neither assure the truthfulness of the information provided nor judges the quality of the Fund, Management Company and Fund Quotas”

The Offering will start on this date, March 22, 2006.

1. Fund and Offering Characteristics

1.1. The Offering

The Intermediary Institutions were contracted by the Manager and by the Grantor to carry out the Offering exclusively in the Brazilian market and under the offering firm commitment system.

1.2. Target Public

Qualified Investors are the Offering Target Public.

Only the investment funds classified as “fixed income” and “multi-market” may acquire the Fund Senior Quotas, pursuant to clause 2 of Article 91 of CVM Instruction 409/04, qualified to acquire issuance quotas of the credit rights investment fund, as well as those investors deemed as qualified pursuant to CVM Instruction 409/04, as follows: (i) financial institutions; (ii) insurance companies and capitalized savings companies; (iii) supplementary private pension open and closed companies; (iv) individuals or legal entities, which have financial investments exceeding R$ 300,000.00 and additionally state in written their condition as qualified investors by means of declaration; (v) investment funds exclusively destined to qualified investors; and (vi) portfolio managers and securities advisors authorized by CVM in relation to their own funds.

1.3. Offering Registration

The Fund and the distribution of its Senior Quotas were registered at CVM on March 17, 2006 under #CVM/SRE/RFD/2006/010.

1.4. Issuance Date

The issuance date is March 23, 2006.

1.5. Quantity of Senior Quotas under the Offering Scope

The single series of Senior Quotas shall comprise a total of five hundred (500) book-entry Senior Quotas and held in deposit account on behalf of their respective titleholders, corresponding to notional fractions of the Fund’s net equity (“Net equity”).

1.6. Issuance Unit Value

The issuance unit value is five hundred thousand reais (R$ 500,000.00) on the Issuance Date.

1.7. Senior Quotas Profitability Parameter

The Fund shall seek to reach for its Senior Quotas, a Profitability Parameter corresponding to one hundred per cent (100%) of DI Rate variation, accrued of prefixed interest coupon of seventy hundredth per cent (0.70%) based on a year of 252 business days, as determined in the bookbuilding process conducted before the Qualified Investors, a process consisted of verifying the demand for Senior Quotas at different levels of prefixed interest coupon. The Profitability Parameter does neither represent nor shall be deemed as, under any assumption or circumstance, as a promise, obligation, guarantee or suggestion of profitability of the Manager to the Senior Quotaholders. The Senior Quotaholders shall not be entitled, under no circumstance, upon the amortization or redemption of their Senior Quotas, to a compensation greater than the Profitability Parameter, which represents the maximum limit of compensation for the Senior Quotas. There is no predetermined profitability parameter for the Subordinated Quotas.

1.8. Amortization Dates

The Senior Quotas shall be amortized within fifty-four (54) monthly installments, every month on the 25th day or, if this is not a business day, on the business day immediately subsequent, as from the seventh (7th) month subsequent to the Senior Quotas Issuance Date (“Amortization Dates”), whenever the net equity so allows this, observing that the fifty-fourth (54th) Amortization Date shall be the Redemption Date.

1.9. Redemption Date

The Quotas redemption date shall be March 25, 2011 (“Redemption Date”)
The Quotas may be purpose of anticipated redemption if a Liquidation Event occurs, in accordance with provisions of Article 53 of the Regulations.

1.10. Requirements to establish and operate the Fund

The Fund shall allocate within ninety (90) days as from the Quotas Issuance Date, at least, fifty per cent (50%) and, at most, one hundred per cent (100%) of its net equity in Credit Rights.

1.11. Policy of investment, Fund portfolio composition and diversification

The investments of Fund in Credit Rights and Financial Assets shall be subordinated to the requirements of composition and diversification set forth by the regulating rules in effect, always observing the provisions of Chapter Six of the Regulations. The Fund shall allocate, at least, fifty per cent (50%) of its net equity in Credit Rights and the remaining balance may be maintained in domestic currency or invested in Financial Assets authorized by the Regulations. The following chart summarizes possible types of investments and the limits of the Fund portfolio composition:

Portfolio composition and maximum percentage in relation to the net equity		Minimum	Maximum

a)	Credit Rights	50%	100%
b)	Domestic Currency	0%	50%
c)	Government bonds issued by the National Treasury or Bacen (Brazilian Central Bank) with a term to elapse within a maturity of, at least, three hundred and sixty- five (365) days.	0%	50%

d)	Purchase and sale commitments having as counterparty the Authorized Institutions and backed by government bonds issued by the National Treasury or Bacen.	0%	50%

e)	Operations with derivative instruments, which are limited to those carried out with a view to protecting positions held in cash until their limits and shall be performed at BM&F (Brazilian Mercantile & Futures Exchange) or on stock exchanges, exclusively under the type “guaranteed”.	0%	50%

The following is prohibited to the Fund: (i) the acquisition of assets or application of funds in types of variable income investments or pegged to foreign exchange variation (ii) the acquisition of quotas from the Social Development Fund (FDS) and (iii) the performance of day-trade operations.

For further information regarding the policy of investments, composition and diversification of the Fund portfolio, see Chapter Six of the Regulations.

1.12. Quotaholders’ Voting Rights

The Senior Quotas are entitled to voting, each Senior Quota corresponding to one vote in the Fund General Meetings. The Subordinated Quotas shall be entitled to restrict vote in issues set forth in Chapter Nineteen of the Regulations.

1.13. Term for Offering placement

The Senior Quotas shall be distributed by Intermediary Institutions within no later than one hundred and eighty (180) days as from the date the registration for the public offering of Senior Quotas is obtained (“Placement Duration”).

1.14. Subscription of Senior Quotas during the Placement Duration

Upon the Senior Quotas subscription, the investor (i) shall sign the subscription list, which shall be certified by the Manager; and (ii) shall receive a copy of the Prospectus and a copy of the Regulations, stating by signing on the Agreement Statement to the Regulations and Risk Awareness to be aware (a) of the provisions contained in Regulations, especially those referring to the policy of investments, the Fund portfolio composition and the Management Fee; and (b) the risks inherent to investments in the Fund, as outlined in the Regulations and in this Prospectus.

1.15. Date of Payment

The Quotas shall be paid-up on March 23, 2006 via Wire Transfers - TED or via Funds Transfer System – STR, managed by CETIP (Clearing House for the Custody and Financial Settlement of Securities).

1.16. Payment of the Senior Quotas

The Quotas shall be issued by its Issuance Unit Value on the Issuance Date, or on the date in which the funds are placed by the Qualified Investors at the Fund’s disposal (Quota value of D+O).

1.17. Minimum investment amount

The minimum individual investment amount by Qualified Investor interested in acquiring Senior Quotas under the scope of the Offering shall be five hundred thousand reais (R$ 500,000.00) .

1.18. Distribution and Trading of Senior Quotas

The Senior Quotas shall be registered for distribution, in the primary market, at the MDC - Fund Quotas Distribution Module of Cetip, which shall settle the distribution and the electronic custody of Quotas.

The Senior Quotas shall be registered for trading in the secondary market, (i) at CETIP SFF, which shall settle the trading and electronic custody of the Senior Quotas, and (ii) at BOVESPAFIX and SOMAFIX, observing the responsibility of Intermediaries of assuring that only the Qualified Investors acquired the Fund Senior Quotas.

2. Credit Rights

2.1. Credit Rights
The Credit Rights acquired by the Fund are the credit rights, free and clear of any burden, charges or liens the Grantor holds or/and to hold against the Users, derived from future rendering of services of catchment, adduction, treatment and distribution of water and collection, clearance, treatment and final disposal of sewage, represented by Water and Sewage Bills collected by bank collection system (without prejudice to any other form of collection to be set forth by the applicable regulations), primarily by the Collecting Banks, in the capacity as collecting agents, pursuant to respective Collection Agreements, besides other collecting institutions to be included as established in the Assignment Agreement, besides all and any rights, privileges, preferences, prerogatives and actions related thereto, as well as any charges, compensatory and/or indemnifiable fines owed by the Users to the Grantor, granted to the Fund by means of Unconditional Assignment and Assignment under Suspensive Condition in accordance with the Assignment Agreement.

3. Manager

3.1. Duties

The Fund is managed by Caixa Econômica Federal. The Manager shall manage the Fund, performing his obligations with diligence and correct attitude that every active and honest person should employ when conducting his own business, practicing all his actions with strict observance of law, regulating rules, especially CVM’s rules, the Regulations and resolutions of the General Meeting, as well as diligence duties, loyalty, information to quotaholders and protection of the integrity of their rights.

For further information related to the Manager and his duties, see the Prospectus and Chapter Three of the Regulations.

3.2 Manager’s Compensation

Management Fee:
Five hundredth per cent (0.05%) p.a. incurring on the net equity, to be calculated and provisioned daily, based on the net equity of the immediately previous business day and paid monthly until the 5th business day of each calendar month, which includes the Custody Fee.

Admission Fee:	None.
Exit fee:	None.
Performance fee:	None

4. Custody and Bookkeeping Agent

The Manager contracted Banco do Brasil S.A., financial institution headquartered at SBS, Quadra 0l, Bloco G, Ed. Sede III, in the city of Brasília, Federal District, Corporate Taxpayer’s ID (CNPJ/MF) 00.000.000/0001 -91, for the rendering of bookkeeping, controllership, financial settlement and custody services of the Fund assets, including the services referred to by Article 38 of CVM Instruction 356.

5. Audit Company

The audit company is KPMG Auditores Independentes or its successor, in the performance of its duties, responsible for reviewing the financial statements and Fund accounts, and for the analysis of Fund condition and Manager’s performance.

6. Risk Rating Agency

The Fund Senior Quotas have their risk rated by Fitch Ratings Brasil Ltda., specialized risk rating agency contracted by the Fund. The Senior Quotas risk rating shall be reviewed quarterly and disclosed to the Quotaholders as provided for in the Regulations.

7. Criteria of Information Disclosure to Quotaholders

The acts, facts, decisions and issues related to Quotaholders’ interests shall be disclosed by means of public announcement, as a notice on Gazeta Mercantil newspaper, or if this is not possible, on equivalent means of publication.

8. Other information

The terms and expressions, in their singular or plural form, used in this Announcement and not defined therein have the same meaning attributed thereto in the Regulations.

Further clarifications about the Offering as well as copies of Regulations and of the Prospectus may be obtained with the Intermediary Institution, the Manager, CVM, CETIP and/or BOVESPA, at the following addresses:

Companhia de Saneamento Básico do Estado de São Paulo - Sabesp
Rua Costa Carvalho, 300
São Paulo SP
www.sabesp.com.br

Banco Votorantim S.A.
Av. Roque Petroni Jr., n.º 999, 16º andar
São Paulo SP
www.bancovotorantim.com.br

BB Banco de Investimento S.A.
Rua Lélio Gama, n.º 105, 36º andar
Rio de Janeiro RJ
www.bb.com.br

Caixa Econômica Federal
Av. Paulista, n.º 2.300 – 12º andar
São Paulo SP
www.caixa.gov.br

Manager:

Caixa Econômica Federal
SBS, Quadra 4, Lote 3/4
Brasília DF
www.caixa.gov.br

Brazilian Securities and Exchange Commission (CVM)

Rua Sete de Setembro, 111 - 5° andar
Rio de Janeiro - RJ or
Rua Líbero Badaró 471, 7° andar
São Paulo SP
www.cvm.gov.br

CETIP - Clearing House for the Custody and Financial Settlement of Securities
Rua Líbero Badaró, n° 425, 24° andar
São Paulo SP
www.cetip.com.br

BOVESPA - São Paulo Stock Exchange
Rua 15 de Novembro, n° 275
São Paulo SP
www.bovespa.com.br

The investor is subject to risks when investing in the Fund, as described in the “Risk factors” section of the Prospectus.

The Fund investments referred to in this Prospectus and in the Regulations present risks for the investor including, but not limited to the non-existence of performance insurance or similar guarantee for the non- performed Credit Rights.

Even though the Manager keeps a risk management system, there is no guarantee of entirely removing the possibility of any losses for the Fund and for the investor. eventual profitability OBTAINED IN THE PAST by the investors in investment funds of this NATURE DOES NOT MEAN guarantee of future profitability.

Investments made in the Fund do not have any GUARANTEE from the Grantor, the manager, its respective related parties, any mechanism of insurance or the Credit GUARANTEE Fund – FGC.

The content of this notice is in accordance with the Regulations and the Prospectus, however it does not replace them. before deciding to purchase the Quotas, the potential investors should read carefully the Prospectus and the Regulations with special attention to the Provisions related to the purpose and the investments policy, composition and diversification of the Fund portfolio, as well as the description of the risk factors to which they are exposed to.

Intermediary Institutions
Leading Institution
[Blanco Votorantim logo]	[BB logo]	[CEF logo]
Administrator and Manager	Custody and Bookkeeping Agent
[CEF logo]	[BB logo]
Audit Company	Risk Rating Agency	Legal Advisor
[KPMG logo]	[Fitch logo]	[MF logo]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: April 04, 2006

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Economic-Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.